Exhibit (4)(xxi)

FORETHOUGHT LIFE INSURANCE COMPANY

[300 N. Meridian St.

Suite 1800

Indianapolis, IN 46204]

TERMINAL ILLNESS WAIVER OF WITHDRAWAL CHARGE RIDER

This rider is made a part of the Contract to which it is attached and is effective on the Issue Date of the Contract. Terms used in this rider shall have the same meanings as are set forth in the Contract to which this rider is attached unless otherwise defined in this rider. In case of a conflict between the terms of this rider and the terms of the Contract, the terms of this rider will control. This rider modifies the Contract by adding the following provisions and terms:

BENEFIT

If a Covered Person has been diagnosed with a Terminal Illness, a Partial Withdrawal after the first Contract Year or full Surrender of the Contract Value after the first Contract Year will not be subject to a Withdrawal Charge and a Market Value Adjustment, if applicable.

This benefit will be provided if You provide Proof of Terminal Illness In Writing, and request a Partial Withdrawal or full Surrender of Contract Value. We have the right to have the Owner examined and/or to obtain a second medical opinion, by a physician of Our choice and at Our cost. If we exercise Our right to obtain a second medical opinion and this second opinion conflicts with the first opinion, the second opinion will prevail. If the Proof of Terminal Illness provided by You does not meet the requirements of this rider, You will be notified and provided with the opportunity to accept or reject the surrender proceeds, including any Withdrawal Charge, Market Value Adjustment, and Premium Enhancement recapture, if applicable, prior to the disbursement of such proceeds.

Any ownership change will result in the termination of this rider, except if after such ownership change the original Owner continues to be the beneficial Owner.

DEFINITIONS

Covered Person means:

1.	a current Owner if that Owner has been an Owner continuously since the Issue Date of the Contract ; or

2.	if the Owner(s) is a non-natural person, the Covered Person is the current Annuitant, if that Annuitant has been the Annuitant continuously since the Issue Date of the Contract.

Terminal Illness - Terminal Illness means that a Covered Person has been diagnosed and certified by a Physician as having an illness or chronic condition which can reasonably be expected to result in death in 12 months or less from the date of certification.

Physician - A medical doctor who is licensed by the state in which he/she practices medicine and is not a member of the Owner’s family.

Proof - Proof means written evidence reasonably satisfactory to Us, affirmed by a Physician, that a Covered Person has a Terminal Illness.

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RIDER TERMINATION

This rider will terminate at the earliest of:

1.	the termination of the Contract to which this rider is attached; or

2.	the date You elect to revoke this rider.

Termination of this rider will not prejudice the waiver of any Withdrawal Charge while the rider was in force.

RIDER CHARGE

There are no Rider Charges assessed for this rider.

Signed for Forethought Life Insurance Company

President
Forethought Life Insurance Company

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